Mail Room 4561

January 27, 2010

Stephen P. Villa
Chief Executive Officer
Muzak LLC
3318 Lakemont Blvd.
Fort Mill, SC 29708

>   **Re: Muzak LLC**
>   **Form T-3**
>   **Filed January 12, 2010**
>   **File No. 022-28928**

Dear Mr. Villa:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We welcome any questions you may have about our comments or on any other
aspect of our review and look forward to working with you. Feel free to call us at the telephone
numbers listed at the end of this letter.

Item 9. Other Obligors, page 7.

1.   You indicate in this section that your parent company and two of your subsidiaries are
        likely to be guarantors of the New Senior Notes. It appears, however, that none of these
        other obligors have filed a Form T-3. Please advise. See Interpretation 201.03 of the
        Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our
        website.

Exhibit T3E-1

2.   We note that the disclosure statement provided in this exhibit relates to the <u>Second</u>
        Modified Joint Plan of Reorganization of Muzak Holdings LLC. We further note that
        Exhibit T3E-2 contains the <u>Third</u> Modified Joint Plan of Reorganization of Muzak
        Holdings LLC. Please tell us if you have prepared a disclosure statement that relates to
        the Third Modified Joint Plan of Reorganization and, if so, why you have not filed that
        document as an exhibit. Refer to the discussion of Exhibit T3E in the Instructions As To
        Exhibits section of the Form T-3.

                                            * * * * *

        As appropriate, please amend your Form T-3 in response to these comments. You may
wish to provide us with a marked copy of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Trust
Indenture Act of 1939 and that they have provided all information investors require for an
informed decision. Since the company and its management are in possession of all facts relating
to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending Form T-3, it should furnish a letter, at the time of such request,
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing
  effective, it does not foreclose the Commission from taking any action with respect to the
  filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
  the filing effective, does not relieve the Company from its full responsibility for the adequacy
  and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense
  in any proceeding initiated by the Commission or any person under the federal securities
  laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939 as they relate to the proposed public offering of the securities specified in the above Form T-3. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please address questions to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 446-4900
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP